Exhibit 99.1

OBSEVA SA

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Balance Sheets

(in USD ’000)	Notes	March 31, 2018	December 31, 2017
		unaudited	audited
ASSETS
Current assets
Cash and cash equivalents	4	95,435	110,841
Other receivables		791	783
Prepaid expenses		1,786	1,490
Total current assets		98,012	113,114
Non-current assets
Furniture, fixtures and equipment		310	323
Intangible assets	5	21,608	21,608
Other long-term assets		192	190
Total non-current assets		22,110	22,121
Total assets		120,122	135,235
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current tax liability		27	51
Other payables and current liabilities		1,613	2,865
Accrued expenses		10,106	6,514
Total current liabilities		11,746	9,430
Non-current liabilities
Post-employment obligations		3,063	3,099
Other long-term liabilities		53	55
Total non-current liabilities		3,116	3,154
Shareholders’ equity
Share capital		2,871	2,864
Share premium		220,141	219,335
Reserves		8,721	7,119
Accumulated losses		(126,473)	(106,667)
Total shareholders’ equity	6	105,260	122,651
Total liabilities and shareholders’ equity		120,122	135,235

The accompanying notes form an integral part of these consolidated interim financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Statements of Comprehensive Loss

(in USD ’000, except per share data)		Three-month period ended March 31,
	Notes	2018	2017
		unaudited
Operating income other than revenue		5	6
OPERATING EXPENSES
Research and development expenses	7	(16,342)	(13,057)
General and administrative expenses		(3,649)	(2,745)
Total operating expenses		(19,991)	(15,802)
OPERATING LOSS		(19,986)	(15,796)
Finance income		155	258
Finance expense		—	—
NET LOSS BEFORE TAX		(19,831)	(15,538)
Income tax benefit	8	25	—
NET LOSS FOR THE PERIOD		(19,806)	(15,538)
Net loss per share
Basic	9	(0.54)	(0.58)
Diluted	9	(0.54)	(0.58)
OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to profit and loss
Remeasurements on post-employment benefit plans		—	—
Items that may be reclassified to profit or loss
Currency translation differences		—	—
TOTAL OTHER COMPREHENSIVE LOSS		—	—
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(19,806)	(15,538)

The accompanying notes form an integral part of these consolidated interim financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

		Three-month period ended March 31,
(in USD ’000)	Notes	2018	2017
		unaudited
NET LOSS BEFORE TAX FOR THE PERIOD		(19,831)	(15,538)
Adjustments for:
Depreciation		26	12
Post-employment benefit		(36)	27
Share-based payments		2,421	2,324
Finance income		(155)	(258)
Increase in other receivables		(8)	(205)
(Increase) / decrease in prepaid expenses and other long term-assets		(298)	1,081
Decrease in other payables and current liabilities		(1,169)	(547)
Increase in accrued expenses and other long-term liabilities		4,288	2,513
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(14,762)	(10,591)
Payments for plant and equipment		(96)	(9)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(96)	(9)
Proceeds from issue of shares		8	96,754
Payment of share issuance costs		(710)	(7,769)
Interest received		—	—
Interest paid		—	—
NET CASH FLOWS (USED IN) / FROM FINANCING ACTIVITIES		(702)	88,985
Net (decrease) / increase in cash and cash equivalents		(15,560)	78,385
Cash and cash equivalents as at January 1,		110,841	25,508
Effects of exchange rate changes on cash and cash equivalents		154	265
Cash and cash equivalents as at March 31,		95,435	104,158

The accompanying notes form an integral part of these consolidated interim financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(in USD ’000) unaudited	Share capital	Share premium	Share-based payments reserve	Foreign currency translation reserve	Total reserves	Accumulated losses	Total
January 1, 2017	1,740	71,966	2,423	(489)	1,934	(39,599)	36,041
Loss for the period	—	—	—	—	—	(15,538)	(15,538)
Other comprehensive loss	—	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	—	(15,538)	(15,538)
Issuance of shares - IPO	496	96,254	—	—	—	—	96,750
Issuance of shares - Incentive Plan	4	138	(138)	—	(138)	—	4
Share issuance costs	—	(8,098)	—	—	—	—	(8,098)
Share-based remuneration	—	—	2,324	—	2,324	—	2,324
March 31, 2017	2,240	160,260	4,609	(489)	4,120	(55,137)	111,483

January 1, 2018	2,864	219,335	7,608	(489)	7,119	(106,667)	122,651
Loss for the period	—	—	—	—	—	(19,806)	(19,806)
Other comprehensive loss	—	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	—	(19,806)	(19,806)
Issuance of shares - Incentive Plan	7	819	(819)	—	(819)	—	7
Share issuance costs	—	(13)	—	—	—	—	(13)
Share-based remuneration	—	—	2,421	—	2,421	—	2,421
March 31, 2018	2,871	220,141	9,210	(489)	8,721	(126,473)	105,260

The accompanying notes form an integral part of these consolidated interim financial statements.

ObsEva SA

Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements for the three-month period ended March 31, 2018

(unaudited)

1. General information

ObsEva SA (the “Company”) was founded on November 14, 2012, and its address is 12 Chemin des Aulx, 1228 Plan-les-Ouates, Geneva, Switzerland. The terms “ObsEva” or “the Group” refer to ObsEva SA together with its subsidiaries included in the scope of consolidation (note 2.3).

The Group is focused on the development and commercialization of novel therapeutics for serious conditions that compromise women’s reproductive health and pregnancy. The Group has a portfolio of three mid- to late-stage development in-licensed compounds (OBE2109, OBE001 (“nolasiban”) and OBE022) being developed in four indications. The Group has no currently marketed products.

These consolidated interim financial statements are presented in dollars of the United States (USD), rounded to the nearest thousand except share and per share data, and have been prepared on the basis of the accounting principles described in note 2.

These consolidated interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors (the “Board of Directors”) on May 14, 2018.

2. Accounting principles and scope of consolidation

2.1 Basis of preparation and accounting principles

These unaudited three-month consolidated interim financial statements (the “interim financial statements”) are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”).

On January 1, 2018, the Group adopted IFRS 9 Financial Instruments, which replaced IAS 39 Financial Instruments: Recognition and Measurement. The adoption of the standard had no impact on the Group’s consolidated financial statements.

Other accounting policies used in the preparation and presentation of these consolidated interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2017 (the “annual financial statements”), which should be read in conjunction with these consolidated interim financial statements as they provide an update of previously reported information.

The Group believes it will be able to meet all of its obligations as they fall due for at least 12 months from March 31, 2018, hence, the unaudited consolidated interim financial statements have been prepared on a going concern basis.

2.2 Use of estimates and assumptions

The preparation of consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the consolidated interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2.3 Scope of consolidation

There was no change to the scope of consolidation during the reporting period and the Company consolidates the financial operations of its two fully-owned subsidiaries, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland, and ObsEva USA Inc., which is registered and organized under the laws of Delaware, USA. ObsEva Ireland Ltd had no operations and no results of operations to report as of March 31, 2018 and 2017.

ObsEva SA

Consolidated Interim Financial Statements

3. Fair value estimation and financial instruments

The carrying value less impairment provision of receivables and payables approximate their fair values due to their short-term nature.

All financial assets and liabilities, respectively, are held at their amortized cost.

The Group’s financial assets and liabilities consist of cash and cash equivalents, other receivables, other payables and accruals which are classified as loans and receivables at amortized costs according to IFRS 9.

4. Cash and cash equivalents

(in USD ‘000)	March 31, 2018	December 31, 2017
	unaudited	audited
Bank deposits	95,435	110,841
Interest bearing deposits	—	—
Total cash and cash equivalents	95,435	110,841

5. Intangible assets

As at March 31, 2018 and December 31, 2017, the Group holds a number of licenses to develop and commercialize several biopharmaceutical product candidates, the value of which is recorded at USD 21.6 million.

6. Shareholders’ equity

On January 30, 2017, the Company completed an IPO and issued 6,450,000 common shares at a subscription price of USD 15.00 per share and a par value of 1/13 of a Swiss franc per share. The gross proceeds of USD 96.8 million have been recorded in equity net of directly related share issuance costs of USD 8.2 million.

On October 13, 2017, the Company completed a private placement with institutional investors and issued 7,500,000 common shares at a subscription price of USD 8.00 per share and a par value of 1/13 of a Swiss franc per share. The gross proceeds of USD 60.0 million have been recorded in equity net of directly related share issuance costs of USD 3.7 million.

On March 16, 2018, the Company issued 3,499,990 common shares at par value of 1/13 of a Swiss franc per share. The shares were subscribed by the Company and are held as treasury shares, hence the operation did not impact the share capital. Share issuance costs of USD 11 thousand related to the operation were recorded in equity.

As at March 31, 2018, the total outstanding share capital of USD 2.9 million, fully paid, consists of 36,436,211 common shares, excluding 684,868 non-vested shares and 3,510,173 treasury shares. As at December 31, 2017, the total outstanding share capital of USD 2.9 million, fully paid, consists of 36,342,945 common shares, excluding 778,134 non-vested shares and 10,183 treasury shares. All shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

7. Research and development expenses

Due to the difficulty in assessing when research and development projects would generate revenue, the Group expenses all research and development costs to the profit and loss accounts.

8. Income tax

The Group is subject to income taxes in Switzerland, Ireland and the United States.

The Company is subject in Switzerland to a municipal and cantonal income tax rate of 22.6% and to a federal tax rate of 8.5% on its profits after tax. It is entitled to carry forward any loss incurred for a period of seven years and can offset such losses carried forward against future taxes. In 2015, the Company was granted by the State Council of the Canton of Geneva an exemption of income and capital tax at municipal and cantonal levels for the period from 2013 until 2022. Because of this exemption, and the fact that the Company has incurred net losses since its inception, no income tax expense at the municipal, cantonal or federal levels was recorded in the Company for the three-month periods ended March 31, 2018 and 2017. Additionally, due to the uncertainty as to whether it will

ObsEva SA

Consolidated Interim Financial Statements

be able to use its net loss carryforwards for tax purposes in the future, no deferred taxes have been recognized on the balance sheet of the Company as of March 31, 2018 and December 31, 2017.

The Company’s Irish subsidiary has no activity, and, therefore, no income tax expense was recorded in such entity for the three-month periods ended March 31, 2018 and 2017.

The Company’s U.S. subsidiary is a service organization for the Group and will therefore be subject to taxes on the revenues generated from its services to the Group that are charged based upon the U.S. subsidiary’s cost plus arrangement with the Group. The profits of the U.S. subsidiary during the three-month periods ended March 31, 2018 and 2017 were subject to a total U.S. income tax rate of 27.3% and 39.3%, respectively, based on both the U.S. federal and Massachusetts state tax rates.

9. Loss per share

As of March 31, 2018 and 2017, the Company has one category of shares, which are common shares. The basic loss per share is calculated by dividing the loss of the period attributable to the common shares by the weighted average number of common shares outstanding during the period as follows:

Three-month period ended March 31,
2018
unaudited
Common shares
Net loss attributable to shareholders (in USD ‘000)	(19,806)
Weighted average number of shares outstanding	36,389,578
Basic and diluted loss per share (in USD)	(0.54)

Three-month period ended March 31,
2017
unaudited
Common shares
Net loss attributable to shareholders (in USD ‘000)	(15,538)
Weighted average number of shares outstanding	26,623,553
Basic and diluted loss per share (in USD)	(0.58)

For the three-month period ended March 31, 2018, 684,868 non-vested shares, 3,510,173 treasury shares and 1,881,740 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation. For the three-month period ended March 31, 2017, 1,184,023 non-vested shares, 5,200 treasury shares and 428,450 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, are excluded from the calculation.

10. Segment information

The Group operates in one segment, which is the research and development of innovative women’s reproductive, health and pregnancy therapeutics. The marketing and commercialization of such therapeutics depend, in large part, on the success of the development phase. The Chief Executive Officer of the Company reviews the consolidated statement of operations of the Group on an aggregated basis and manages the operations of the Group as a single operating segment. The Group currently generates no revenue from the sales of therapeutics products, and the Group’s activities are not affected by any significant seasonal effect.

The geographical analysis of non-current assets is as follows:

(in USD ‘000)	March 31, 2018	December 31, 2017
	unaudited	audited
Switzerland	21,829	21,832
USA	281	289
Total non-current assets	22,110	22,121

ObsEva SA

Consolidated Interim Financial Statements

The geographical analysis of operating expenses is as follows:

unaudited (in USD ’000)	Three-month period ended March 31,
	2018	2017
Switzerland	19,018	15,232
USA	973	570
Total operating expenses	19,991	15,802

11. Events after the reporting period

There were no material events after the balance sheet date.